Exhibit 99.1

Silence Therapeutics Appoints Craig Tooman as Chief Financial Officer

6 January 2021

LONDON, Silence Therapeutics plc, AIM:SLN and Nasdaq: SLN (“Silence” or “the Company”), a leader in the discovery, development and delivery of novel short interfering ribonucleic acid (siRNA) therapeutics for the treatment of diseases with significant unmet medical need, today announced the appointment of Craig Tooman as the Company’s Chief Financial Officer (CFO) and member of the Executive Leadership Team, effective immediately.

Mr. Tooman has a successful career in the biopharmaceutical industry spanning more than 30 years, including 15 years of experience as a public company CFO. Most recently, he was CFO and COO at Vyome Therapeutics, and prior to this was CFO and then CEO of Aratana Therapeutics where he successfully negotiated a merger with Elanco. Before Aratana, Mr. Tooman was the CFO of Enzon Pharmaceuticals until its acquisition by Sigma Tau, and prior to that led the $1.1 billion M&A initiative and integration of ILEX Oncology and Genzyme Corporation. He also held key positions at Pharmacia and Upjohn. Mr. Tooman currently serves on the Supervisory Board and Audit Committee of CureVac, which accomplished a highly successful IPO on Nasdaq in August of 2020.

Mr. Tooman has a BA in Economics from Kalamazoo College and an MBA from the University of Chicago.

Mark Rothera, President and CEO of Silence Therapeutics, commented: “Craig brings a deep understanding of financial strategy, U.S. capital markets and business development to Silence. We are delighted to have him join Silence’s Executive Leadership Team. His appointment comes at a time of significant opportunity and growth, highlighted by the advancement of our two wholly owned product candidates into the clinic and three anticipated clinical data readouts this year. His business and financial expertise will be instrumental in helping us build our U.S. footprint and positioning Silence as a leading global RNAi business.”

Craig Tooman, incoming CFO of Silence Therapeutics, commented: “Silence is a fast-growing company with ground-breaking technology that stands out in the RNAi space. It is exciting to join at this stage of the Company’s journey, following a number of recent successful partnerships and transformational deals. I look forward to working with the team to continue the momentum.”

Enquiries:

Silence Therapeutics plc Gem Hopkins, Head of IR and Corporate Communications ir@silence-therapeutics.com	Tel: +1 (646) 637-3208
Investec Bank plc (Nominated Adviser and Broker) Daniel Adams/Gary Clarence	Tel: +44 (0) 20 7597 5970

European IR Consilium Strategic Communications Mary-Jane Elliott/ Angela Gray / Chris Welsh silencetherapeutics@consilium-comms.com	Tel: +44 (0) 20 3709 5700
U.S. IR Westwicke Partners Peter Vozzo peter.vozzo@westwicke.com	Tel: +1 (443) 213-0505

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body’s natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Silence’s proprietary technology can be used to engineer short interfering ribonucleic acids (siRNAs) that bind specifically to and silence, through the RNAi pathway, almost any gene in the human genome to which siRNA can be delivered. Silence’s wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of Lipoprotein(a) and SLN124 to address beta-thalassemia and myelodysplastic syndrome. Silence is also developing SLN500, a C3 targeting program in partnership with Mallinckrodt Pharmaceuticals to reduce the expression of the C3 protein for the treatment of complement pathway-mediated diseases.  Silence maintains ongoing research and collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals and Takeda. For more information, please visit: https://www.silence-therapeutics.com/

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements, including with respect to the Company’s clinical and commercial prospects. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry; its beliefs; and assumptions.  Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.